

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 1, 2008

Kirk S. Hachigian
Chairman of the Board
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston, Texas 77002

> **Re: Cooper Industries, Ltd.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 22, 2008**
> **Definitive Proxy Materials filed on Schedule 14A on March 13, 2008**
> **File No. 1-31330**

Dear Mr. Hachigian:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the Fiscal Year ended December 31, 2007
Item 1. Legal Proceedings

1. We note your detailed history of the asbestos litigation relating to your former Automotive Products business. Because of the complexity and protracted nature

of these legal proceedings, in future filings, you should consider providing in a chart a rollforward reflecting the gross amounts of the adjustments to your loss accrual recorded during the three years covered in your income statements. Disclose your accruals for any associated legal costs and the gross amounts of any anticipated insurance recoveries recorded during each period being presented. Also, clearly disclose your estimate of any reasonably possible loss or range of loss in excess of the amount accrued as of your most recent balance sheet date. In addition, move your introductory paragraph to the end of this section so that it is clear that your potential exposure relating to the asbestos litigation is not ordinary course litigation.

Definitive Proxy Materials on Schedule 14A, filed on March 13, 2008

2. We note references on pages 14 and 15 to the use of benchmarking by the Compensation Committee. In future filings, please identify the companies used by the Compensation Committee for benchmarking purposes.

*　　*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your letter over EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kirk S. Hachigian
Cooper Industries, Ltd.
April 1, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Terry A. Klebe, Chief Financial Officer
    Via Facsimile